Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Accent Optical Technologies France	France

Accent Optical Technologies (Germany) GmbH	Germany

Accent Optical Technologies, Israel	Israel

Accent Optical Technologies (Switzerland) GmbH	Switzerland

Accent Optical Technologies (U.K.) Ltd.	United Kingdom

Nanometrics China Company Ltd.	China

Nanometrics Israel, Ltd.	Israel

Nanometrics Japan, Ltd.	Japan

Nanometrics Korea Limited	South Korea

Nanometrics Southeast Asia Pte. Limited	Singapore

Soluris (France) EURL	France